EXHIBIT 5

                       [MICHAEL HARRIS, P.A. LETTERHEAD]

                                                   August 12, 1999

SFBC International, Inc.
11190 Biscayne Blvd.
Miami, FL  33181
Attention:  Lisa Krinsky, M.D.

         RE:      SFBC INTERNATIONAL, INC.

Dear Dr. Krinsky:

         You have advised us that SFBC International, Inc. (the "Company") is filing with the United States Securities and Exchange Commission a Registration Statement on Form SB-2 with respect to 1,322,500 shares of common stock, $.001 par value, offered for sale by the Company.

         In connection with the filing of this Registration Statement, you have requested us to furnish you with our opinion as to the legality of (i) such of the Company's shares of common stock as are presently outstanding; and (ii) such securities as shall be offered by the Company itself pursuant to the Prospectus which is part of the Registration Statement.

         You have advised us that as of August 6, 1999, the Company's authorized capital consists of 20,000,000 shares of common stock, $.001 par value per share, of which 2,080,000 shares are issued and outstanding and 5,000,000 shares of preferred stock $.10 par value, of which no shares are issued and outstanding. You have further advised us that the Company has received valid consideration for the issuance of these issued and outstanding shares.

         After having examined the Company's Certificate of Incorporation, as amended, bylaws, minutes, and the financial statements contained in the Prospectus, we are of the opinion that 1,322,500 shares of common stock to be offered by the Company will be when offered and sold and valid consideration received, fully paid and nonassessable, duly authorized and validly issued.

     We consent to the use of our name in the Prospectus under the caption "Legal Matters".

                                        Very truly yours,

                                        Michael Harris, P.A.